UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)

AIRGAS, INC.
(Name of Subject Company)

AIR PRODUCTS DISTRIBUTION, INC.
(Offeror)

AIR PRODUCTS AND CHEMICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

009363102
(Cusip Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$ 4,963,777,380.00	$ 353,917.33

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 82,729,623 (number of shares of common stock of subject company (which represents the number of shares issued and outstanding as of February 3, 2010, as reported in the subject company’s Quarterly Report on Form 10-Q filed on February 8, 2010)) by $60.00 (the purchase price per share offered by Offeror).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 353,917.33	Filing Party:	Air Products Distribution, Inc./Air Products and Chemicals, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	February 11, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 11, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) by Air Products and Chemicals, Inc., a Delaware corporation (“Air Products”), and Air Products Distribution, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Air Products.  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Airgas, Inc., a Delaware corporation (“Airgas”), at $60.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Item 4

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

(1)           The Purchaser shall make all determinations regarding the matters referred to in the Impairment Condition in its reasonable judgment.

(2)           The Purchaser shall not assert a failure of the condition to the Offer relating to Airgas’s declaration or payment of dividends (set forth in clause (e) of paragraph (vi) of Section 14 of the Offer to Purchase) solely as a result of the declaration and payment by Airgas of  the dividend of $0.22 per share of Common Stock declared on January 28, 2010 and payable on March 31, 2010 to Airgas stockholders of record as of March 15, 2010.

(3)           In the event that the Purchaser makes any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, it will inform Airgas’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

(4)           In the Schedule 14D-9 filed by Airgas with the SEC on February 22, 2010, Airgas reported that the Airgas Board had unanimously resolved that the Distribution Date under the Rights Agreement will be deferred until the earlier of (i) the close of business on the tenth calendar day after the Stock Acquisition Date (as defined above) and (ii) such date as may be determined by the Airgas Board.  Unless the Distribution Date occurs, a tender of shares of Common Stock will include a tender of the associated Rights.  If the Distribution Date does occur, Airgas stockholders will need to tender one Right with each share of Common Stock tendered in order for such share to be validly tendered in the Offer.  The Purchaser will not pay any additional consideration for the tender of a Right.

Item 5

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

On March 1, 2010, Lawrence S. Smith, a member of Air Products’ board of directors, contacted John van Roden, a member of the Airgas Board, by telephone to reiterate Air Products’ invitation to meet to discuss the Offer.  Mr. van Roden declined to engage with Mr. Smith on the matter.

Item 7

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

On March 3, 2010, Air Products entered into an amended and restated commitment letter (the “Amended and Restated Commitment Letter”) with JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. with respect to the Acquisition Facility and letters of accession (the “Accession Letters”) with The Royal Bank of Scotland plc and RBS Securities Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc., BNP Paribas and BNP Paribas Securities Corp., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. pursuant to which such banks joined the Amended and Restated Commitment Letter as parties.  Pursuant to the Amended and Restated Commitment Letter and these Accession Letters, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc, Deutsche Bank AG Cayman Island Branch, BNP Paribas, HSBC Bank USA, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. have committed to provide the Acquisition Facility to Air Products in an aggregate amount of up to $6.724 billion.  The Amended and Restated Commitment Letter replaces JPMorgan Chase Bank, N.A.’s original commitment letter with respect to the Acquisition Facility (the “Original Commitment Letter”).  The terms and conditions of the Amended and Restated Commitment Letter with respect to the Acquisition Facility remain substantially the same as pursuant to the Original Commitment Letter and as described in the Offer to Purchase.  Copies of the Amended and Restated Commitment Letter and the Accession Letters are filed as an exhibit to this Schedule TO.

No alternative financing arrangements are in place at this time.

Item 11

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(1)           On February 22, 2010, Airgas filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, reporting that the board of directors of Airgas unanimously recommends that Airgas’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

(2)           On February 11, 2010, Air Products filed an amended complaint that included additional facts relevant to Air Products’ claims and that added a new cause of action seeking a declaration that Cravath is not disqualified from advising and representing Air Products in connection with the proposed transaction or any litigation relating to the proposed transaction.  On February 15, 2010, Air Products filed an Application for a Determination that Cravath, Swaine & Moore LLP May Continue to Serve as its Counsel and Appear in this Case on Behalf of Air Products.  On March 5, 2010, after considering relevant submissions from both parties, the Delaware Court of Chancery granted Cravath’s application and declared that Cravath may continue to serve as Air Products' counsel.

(3)           On February 12, 2010, the Pennsylvania Action was removed to the United States District Court for the Eastern District of Pennsylvania, captioned as Airgas, Inc. v. Cravath, Swaine & Moore LLP, Civil Action No. 10-612 (the “Federal Action”).  On February 22, 2010 the federal court granted Cravath’s motion to stay the Federal Action in order to allow the Delaware court to determine whether Cravath is disqualified from representing Air Products in the Delaware Action.  The federal court has scheduled a status and scheduling conference for June 23, 2010.

(4)           On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Montgomery County Employees’ Retirement Fund v. Peter McCausland, et al., Civil Action No. 5259 (the “Montgomery Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by refusing to consider Air Products’ overtures.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order directing the Airgas Board to evaluate alternatives to maximize value and enjoining the members of the Airgas Board “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”.

On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Policemen’s Annuity and Benefit Fund of Chicago v. Peter McCausland, et al., Civil Action No. 5263 (the “Chicago Policemen’s Stockholder Class Action”), the plaintiff alleges that the Airgas Board violated its fiduciary duties to Airgas stockholders by, among other things, failing to discuss Air Products’ offer with Air Products.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order declaring that the Airgas directors breached their fiduciary duties and requiring the Airgas directors to form a special committee of independent directors to consider and negotiate Air Products’ proposal, and other potential proposals, in good faith.

On February 9, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned City of Pontiac General Employees’ Retirement System and City of Pontiac Policemen’s & Firemen’s Retirement System v. Peter McCausland, et al., Civil Action No. 5262 (the “Pontiac Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board has breached its fiduciary duties.  On behalf of all Airgas stockholders, the plaintiff seeks, among other things, an order declaring that the Airgas directors breached their fiduciary duties and enjoining the Airgas Board from refusing to respond in good faith to acquisition offers that would maximize value and from taking further defensive measures that would render completing the acquisition more burdensome or expensive for a potential acquirer.

On February 10, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Louisiana Municipal Police Employees’ Retirement System v. Airgas, Inc., et al., Civil Action No. 5264 (the “Louisiana Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by failing to consider Air Products’ proposals and failing to form a special committee to evaluate the transaction.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, a declaration that the Airgas directors breached their fiduciary duties and an injunction to prevent the Airgas directors “from placing their own interests ahead of the interests of [Airgas] and its shareholders” or initiating defensive measures that would inhibit the Board’s ability to maximize value.

On February 16, 2010, an Airgas stockholder commenced a putative class action lawsuit against the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Plumbers’ Union Local No. 12 Pension Fund v. W. Thacher Brown, et al., Civil Action No. 5271 (the “Plumbers’ Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders by “disenfranchising” Airgas’s stockholders and failing to consider Air Products’ proposals.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order declaring that the Airgas directors breached their fiduciary duties and directing the Airgas directors “to refrain from advancing their own interests at the expense of Airgas or its shareholders” and invalidating or directing Airgas to redeem the Rights.

On February 23, 2010, an Airgas stockholder commenced a putative class action lawsuit against Airgas and the members of the Airgas Board in the Court of Chancery in the State of Delaware.  In the action, captioned Steven L. Berzner v. Peter McCausland, et al., Civil Action No. 5282 (the “ Berzner Stockholder Class Action”), the plaintiff alleges, among other things, that the Airgas Board violated its fiduciary duties to Airgas stockholders.  On behalf of all Airgas stockholders, the plaintiff seeks relief that includes, among other things, an order directing the Airgas directors to fulfill their fiduciary duties by undertaking an evaluation of alternatives to maximize value for Airgas’s stockholders and enjoining them “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”.

On March 2, 2010, the Delaware court consolidated these seven stockholder class actions into one action, captioned In re Airgas, Inc. Stockholder Litigation, Civil Action No. 5256.  On March 3, 2010, co-lead plaintiffs Montgomery County Employees’ Retirement Fund, City of Pontiac General Employees’ Retirement System, City of Pontiac Police & Fire Retirement System, Policemen’s Annuity and Benefit Fund of Chicago, and Plumbers Union Local No. 12 Pension Fund, filed a Verified Amended Class Action Complaint in the action.  Co-lead plaintiffs seek an order directing the Airgas directors to fulfill their fiduciary duties by undertaking an appropriate evaluation of alternatives to maximize value for Airgas’s stockholders, and enjoining them “from taking any further action designed to frustrate any potential transaction that would maximize shareholder value”.  On March 4, 2010, the co-lead plaintiffs in the consolidated action filed a motion to expedite the proceedings in that action.

Item 12.                                Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(iii)  Text of message from John McGlade, dated February 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 12, 2010).

(a)(5)(iv)  Transcript of John McGlade and Paul Huck’s presentation at the Barclays 2nd Annual Industrial Select Conference, dated February 17, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 18, 2010).

(a)(5)(v)  Text of press release issued by Air Products, dated February 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 22, 2010).

(a)(5)(vi)  Presentation of Paul Huck at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 25, 2010).

(a)(5)(vii)  Transcript of Paul Huck’s presentation at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 2, 2010).

(a)(5)(viii)  Text of message from John McGlade, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).

(a)(5)(ix)  Text of press release issued by Air Products, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).

(b)(2)  Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.

(b)(3)  Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc.

(b)(4)  Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc.

(b)(5)  Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp.

(b)(6)  Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A.

(b)(7)  Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2010

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ John D. Stanley
Name: John D. Stanley
Title: Senior Vice President and General Counsel

AIR PRODUCTS DISTRIBUTION, INC.

By:	/s/ John D. Stanley
Name: John D. Stanley
Title: Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated February 11, 2010.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of summary advertisement dated February 11, 2010.*
(a)(5)(i)	Text of press release issued by Air Products, dated February 5, 2010.*
(a)(5)(ii)	Text of press release issued by Air Products, dated February 11, 2010.*
(a)(5)(iii)
Text of message from John McGlade, dated February 12, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 12, 2010).

(a)(5)(iv)
Transcript of John McGlade and Paul Huck’s presentation at the Barclays 2nd Annual Industrial Select Conference, dated February 17, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 18, 2010).

(a)(5)(v)
Text of press release issued by Air Products, dated February 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 22, 2010).

(a)(5)(vi)
Presentation of Paul Huck at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on February 25, 2010).

(a)(5)(vii)
Transcript of Paul Huck’s presentation at the Morgan Stanley Global Basic Materials Conference, dated February 25, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 2, 2010).

(a)(5)(viii)
Text of message from John McGlade, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).

(a)(5)(ix)
Text of press release issued by Air Products, dated March 5, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Air Products and Chemicals, Inc. and Air Products Distribution, Inc. on March 5, 2010).

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*
(b)(2)	Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.
(b)(3)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc.
(b)(4)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc.
(b)(5)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp.
(b)(6)	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A.
(b)(7)	Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed